The Board of Directors
     Acxiom Corporation


     We consent to incorporation by reference in the registration statement on Form S-8 of Acxiom Corporation of our report dated May 5, 1995, relating to the consolidated balance sheets of Acxiom Corporation and subsidiaries as of March 31, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 1995 which is incorporated by reference in the March 31, 1995 annual report on Form 10-K of Acxiom Corporation. We also consent to incorporation by reference in the above-mentioned registration statement of our report dated May 5, 1995 relating to the consolidated financial statement schedule, which report appears in the March 31, 1995 annual report on Form 10-K of Acxiom Corporation.


                                /s/ KPMG Peat Marwick LLP

                                KPMG Peat Marwick LLP

     Little Rock, Arkansas
     October 13, 1995